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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                                  (RULE 13e-4)

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            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                             JUNIPER NETWORKS, INC.
                       (Name of Subject Company (Issuer))

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                             JUNIPER NETWORKS, INC.
                        (Name of Filing Person (Offeror))

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                    Certain Options to Purchase Common Stock
                          Par Value $0.00001 Per Share
                         (Title of Class of Securities)

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                                    48203R104
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

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                                  Lisa C. Berry
                  Vice President, General Counsel and Secretary
                             Juniper Networks, Inc.
                           1194 North Mathilda Avenue
                               Sunnyvale, CA 94089
                                  (408)745-2000
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)


                            CALCULATION OF FILING FEE


TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE
    Not applicable                                           Not applicable


* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:   Not applicable.
                                      ------------------------------------
           Form or Registration No.:  Not applicable.
                                      ------------------------------------


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           Filing party: Not applicable.
                         -------------------------------------------------
           Date filed:  Not applicable.
                        --------------------------------------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]


JUNIPER NETWORKS HAS NOT COMMENCED THE OFFER TO EXCHANGE THAT IS REFERRED TO IN THIS COMMUNICATION. UPON COMMENCEMENT OF SUCH OFFER, JUNIPER NETWORKS WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION A COMPLETED SCHEDULE TO AND RELATED EXHIBITS, INCLUDING THE OFFER TO EXCHANGE, LETTER OF TRANSMITTAL AND OTHER RELATED DOCUMENTS. EMPLOYEES OF JUNIPER NETWORKS WHO ARE OPTION HOLDERS ARE STRONGLY ENCOURAGED TO READ THE SCHEDULE TO AND RELATED EXHIBITS, INCLUDING THE OFFER TO EXCHANGE, LETTER OF TRANSMITTAL AND OTHER RELATED DOCUMENTS, WHEN THESE BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. THE SCHEDULE TO AND RELATED EXHIBITS WILL BE AVAILABLE WITHOUT CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION WEBSITE AT WWW.SEC.GOV AND WILL BE AVAILABLE WITHOUT CHARGE FROM JUNIPER NETWORKS TO ALL EMPLOYEES OF JUNIPER NETWORKS WHO ARE OPTION HOLDERS.

--------------------------------------------------------------------------------
On September 21, 2001 Juniper Networks completed an oral presentation to employees utilizing the following materials:

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                                                 [Juniper Networks Logo] Juniper
                                                                     Networks(R)

                                                           Stock Option Exchange
                                                               (aka "Repricing")


                                                           Employee Presentation
                                                              September 21, 2001


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[Juniper Networks Logo] Exchange Program

- 1:1 Exchange of underwater "Eligible Options" for new option to be priced at least 6 months and one day from end of "Tender Period"

- New vesting schedule based on the grant date of the first Eligible Option that employee exchanges:


     - If first exchanged option date      Vesting Schedule
     - In 1999                             25%, 1/24 monthly
     - January - June 2000                 25%, 1/28 monthly
     - July - December 2000                25%, 1/32 monthly
     - In 2001                             25%, 1/36 monthly



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[Juniper Networks Logo] Exchange Program

-       Hypothetical Dates

     -       Between now and 10/14           SEC Period

     -       10/14-11/14                     Employee Response Period
                                             (Tender Period)

     -       11/14/01                        Grant Cancellation Date

     -       5/18/02                         End of 6 months +1 Day
                                             (the New Grant Date)

     -       5/14/01                         Six months +1 Day before
                                             Grant Cancellation Date

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[JUNIPER NETWORKS LOGO] Exchange Program

-       "Eligible Options"

        - All "outstanding" option grants with an exercise price of $10 or more

        - "outstanding" means what has not been exercised (vested and unvested)

        -       Excludes Formula Grants

                - Formula Grants are those grants given in two 50% increments in April ($29.19) and July ($24.53)


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[JUNIPER NETWORKS LOGO] Exchange Program

-       Conditions of the Exchange Program

        IF you participate then the following conditions apply:

        -       Eligible Options only

        -       Any Formula Grants will be canceled in their entirety

        - Any options granted in the six month period prior to Grant Cancellation Date are required to be repriced

        -       No new options may be granted to you before the New Grant Date

        -       If you turn in an ISO, the new grant will be a NQSO

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[JUNIPER NETWORKS LOGO] Tender Offer

- In order to offer employees the chance to reprice their underwater stock options the Company must follow a legal procedure called a "Tender Offer"

- The Company files certain documents with the SEC that explain the program, contains information about the Company, risks associated with the exchange and includes various forms that an employee will need to complete in order to participate

-       An employee will have 20 business days to respond.

- If an employee fails to respond - for any reason - then the employee may not participate

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[JUNIPER NETWORKS LOGO] Risks

- NO GUARANTEE that the price on the Grant Date will be less than or equal to the exercise price of any exchanged option

- Vesting schedule for new grants will be different from exchanged grants and there may be instances where you lose some of your vesting

- There may be adverse tax consequences associated with your exchange of options (international issue)

-       No guarantee of continued employment - before, during or after the Grant
        Date

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[JUNIPER NETWORKS LOGO] Risks

- If the Company were to be acquired during the waiting period there can be no assurance that any acquiror would honor the terms of the Exchange Program

- Participating in the Exchange Program is 100% voluntary and meeting the deadlines is solely the responsibility of the employee - there are no exceptions to missing a deadline - they are imposed by law and cannot be changed

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[JUNIPER NETWORKS LOGO] Time Line and Next Steps

-       We will have the documents online in the next couple of weeks

-       Will include FAQs

-       You will be able to respond online

-       We will set up an electronic confirmation of your response

-       Questions should be directed to Lisa Berry or Brienne Taloff


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[JUNIPER NETWORKS LOGO] Examples

-       Employee A

        10/99      30,000       $36         Hire

        12/00       5,000       $93         Performance

        4/01        5,000       $42         Performance

        4/01        4,000       $29         Formula

        7/01        4,000       $24         Formula

Total                                       48,000 shares

Eligible Options                            40,000 shares

If Exchanged - new grant                    40,000 shares

Vesting Schedule:

   25% on grant date (10,000)
   75% (30,000) over 24 months (1,250 per month)

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[JUNIPER NETWORKS LOGO] Examples

-       Employee B

        8/00         10,000      $183       Hire

        12/00         3,000      $93        Performance

        4/01          2,000      $29        Formula

        7/01          2,000      $24        Formula

Total                                       17,000 shares

Eligible Options                            13,000 shares

If Exchanged - new grant                    13,000 shares


Vesting Schedule:

   25% on grant date (3,250)
   75% (9,750) over 32 months (305 per month)


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